Room 4561

May 11, 2006

Mr. Steve Bajic
President
Goldrange Resources, Inc.
c/o Inc. Plan of Nevada
613 Saddle River Court
Henderson, Nevada 89015

Re: **Goldrange Resources, Inc.**
Amendment No. 3 to Registration Statement on Form SB-2 filed May 3, 2006
File No. 333-128165

Dear Mr. Bajic:

We have reviewed your amended filing and response letter and have the following comments.

Prospectus Cover Page

1.   We note your revised disclosure in response to comment 1 of our letter dated April 26, 2006. Please revise to state that selling shareholders will sell at your previously stated price of $.20 per share until your common stock is quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices or privately negotiated prices.

Financial Statements, page F-1

2.   We note that the financial statements include the period from November 29, 2004 through June 30, 2005, but this period is not referenced in the audit report. We also note that the period from November 29, 2004 through March 31, 2005 is referenced in the audit report, but this period is not included in the statement of operations or statement of cash flows. Please discuss with your auditor and revise the financial statements to ensure that all of the periods included in the financial statements and covered by the audit report are consistent. Note that such periods must include the period from November 29, 2004 through March 31, 2005. See Item 310(a) of Regulation S-B.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Bernard Pinsky, Esq.
        Clark Wilson LLP
        885 West Georgia Street, Suite 800
        Vancouver, British Columbia V6C 3H1
        Canada
        Telephone: (604) 687-5700
        Facsimile: (604) 687-6314